EXHIBIT 21.01

SOUTHWEST GAS CORPORATION

LIST OF SUBSIDIARIES OF THE REGISTRANT

AT DECEMBER 31, 2011

SUBSIDIARY NAME	STATE OF INCORPORATION OR ORGANIZATION TYPE

Paiute Pipeline Company	Nevada
NPL Construction Co.	Nevada
Southwest Gas Transmission Company	Limited partnership between
Southwest Gas Corporation and Utility Financial Corp.
Southwest Gas Capital II, III, IV	Delaware
Utility Financial Corp.	Nevada
The Southwest Companies	Nevada